Exhibit 99.4

TD Bank Group Reports Second Quarter 2020 Results Earnings News Release • Three and Six months ended April 30, 2020

This quarterly Earnings News Release should be read in conjunction with the Bank’s unaudited second quarter 2020 Report to Shareholders for the three and six months ended April 30, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated May 27, 2020. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:

•	Reported diluted earnings per share were $0.80, compared with $1.70.
•	Adjusted diluted earnings per share were $0.85, compared with $1.75.
•	Reported net income was $1,515 million, compared with $3,172 million.
•	Adjusted net income was $1,599 million, compared with $3,266 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2020, compared with the corresponding period last year:

•	Reported diluted earnings per share were $2.42, compared with $2.97.
•	Adjusted diluted earnings per share were $2.51, compared with $3.32.
•	Reported net income was $4,504 million, compared with $5,582 million.
•	Adjusted net income was $4,671 million, compared with $6,219 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $68 million ($59 million after-tax or 3 cents per share), compared with $78 million ($66 million after-tax or 3 cents per share) in the second quarter last year.
•

Charges associated with the acquisition of Greystone of $26 million ($25 million after-tax or 2 cents per share), compared with $30 million ($28 million after-tax or 2 cents per share) in the second quarter last year.

TORONTO, May 28, 2020 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the second quarter ended April 30, 2020. Reported earnings were $1.5 billion, down 52% compared with the same quarter last year, and adjusted earnings were $1.6 billion, down 51%.

“COVID-19 has impacted the health and financial well-being of our customers and colleagues in very personal and unprecedented ways. Our thoughts are with those most deeply affected, and our focus is on helping them overcome the significant challenges they are facing,” said Bharat Masrani, Group President and CEO, TD Bank Group. “For more than 165 years, we have built our Bank with purpose and dedication, with a focus on enriching the lives of our customers, colleagues and communities. That purpose guides us as we take the steps needed to support and protect the economy and those we serve.”

“The last two months have shown the resilience and character of the Bank. Strengthened by the investments we have made over several years in our people, processes and technology, more than 90,000 TD bankers moved with speed and purpose to shift how we operate and adapt to ever-changing conditions, while dealing with significant disruptions and challenges in their personal lives. I want to thank each one of our colleagues for their dedication and deep commitment to our customers and the Bank,” added Masrani.

“TD entered this operating environment from a position of strength, with a high quality balance sheet and strong liquidity and capital positions. Across our diversified business, and in every geography in which we operate, TD continues to support the banking needs of our 26 million customers. The Bank will continue to help our customers, colleagues and communities as we work to recover from the current crisis and work with governments, regulators and other stakeholders to rebuild our economies,” said Masrani.

Canadian Retail

Canadian Retail reported net income was $1,172 million, down 37% from the second quarter last year. Adjusted net income was $1,197 million, a decrease of 36% compared with the same quarter in 2019. The decrease primarily reflects higher provisions for credit losses (PCL). Revenue rose 1% on higher loan and deposit volumes and increased activity in our wealth and insurance businesses, partially offset by margin pressure from lower interest rates. PCL increased $873 million compared with the second quarter last year, reflecting higher provisions for performing loans due to changes in the economic outlook.

Canadian Retail rapidly responded to the current crisis through multiple initiatives. By building new mobile and online tools, and leveraging TD’s strong omni channel capabilities and existing programs like TD Helps, Canadian Retail helped customers access financial relief quickly and conveniently with over 500,000 loan concessions, insurance premium reductions and deferrals, and loans facilitated under the CEBA program. It also introduced enhanced self-serve capabilities, including online and over-the-phone mortgage renewals, which contributed to strong RESL originations in the quarter. Direct Investing saw the highest number of account openings and a significant increase in trading volumes as customers leveraged new and enhanced learning tools and resources to help guide their investment decisions in a volatile market from the comfort of their homes. TD Insurance grew premiums through traditional channels and through fully digital sales capabilities available with the new General Insurance Platform launched in the second quarter.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 1

U.S. Retail

U.S. Retail net income was $336 million (US$261 million), a decrease of 73% (72% in U.S. dollars), compared with the same quarter last year. TD Ameritrade contributed $234 million (US$174 million) in earnings to the segment, a decrease of 9% (11% in U.S. dollars) compared to the same quarter last year, primarily reflecting reduced trading commissions and higher operating expenses, partially offset by increased trading volumes.

The U.S. Retail Bank, which excludes the Bank’s investment in TD Ameritrade, contributed $102 million (US$87 million) in earnings, down 90% (88% in U.S dollars) from the same quarter last year. The decrease reflects higher PCL, lower revenue and higher expenses. Revenue declined in the quarter, as margin pressure and lower customer activity more than offset growth in loans and deposits. PCL increased $911 million (US$644 million) compared with the second quarter last year, reflecting higher provisions for performing loans due to changes in the economic outlook.

The U.S. Retail Bank responded quickly to the COVID-19 crisis and continued to transform how it serves customers. It rapidly built an end-to-end digital application to enable small business customers to access federal funding through the U.S. CARES Act Small Business Association Paycheck Protection Program under which it funded approximately 75,000 loans (approximately 28,000 as at quarter-end). The U.S. Retail Bank also expanded its TD Cares program, designed to offer customers immediate relief, including fee refunds and payment extensions. The U.S. Retail Bank continued to support customers with access to needed credit and liquidity during this difficult environment by providing them with more loans, with ending balances up 12% compared with the same quarter last year. In addition, the U.S. Retail Bank leveraged drive-thru ATMs at more than 80% of its stores and created a Virtual Queue to support physical distancing requirements. It also deployed AI capabilities to automate and accelerate the delivery of auto loan, mortgage, and home equity loan payment deferral programs for customers.

Wholesale

Wholesale Banking reported net income of $209 million this quarter, a decrease of 5%, compared to the same quarter last year, reflecting higher PCL, partially offset by higher revenue. Revenue for the quarter was $1,261 million, an increase of 42% compared with the second quarter last year, reflecting higher trading-related revenue and debt underwriting fees. PCL increased $379 million compared with the second quarter last year, reflecting higher provisions for performing loans due to changes in the economic outlook. The Wholesale Bank supported its corporate, institutional and government clients during unprecedented market volatility by providing market liquidity, access to credit and trusted advice.

Capital

TD’s Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 11.0%.

Conclusion

“One of the great hallmarks of TD is our ability to adapt and we will continue to do so in the months ahead,” concluded Masrani. “With the strength of our business model, our purpose-driven culture and our focus on the future, I am confident we will weather the storm, be there for our customers and emerge stronger from this crisis.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2019 MD&A”) in the Bank’s 2019 Annual Report under the heading “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Business Outlook and Focus for 2020”, and for the Corporate segment, “Focus for 2020”, and in other statements regarding the Bank’s objectives and priorities for 2020 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology, cyber security, and infrastructure), model, reputational, insurance, strategic, regulatory, legal, conduct, environmental, capital adequacy, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; fraud or other criminal activity to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2019 MD&A, as supplemented by the “Risk Factors that may Affect Future Results” and the “Managing Risk” section of this document, and as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant and Subsequent Events, and Pending Transactions” and “Significant Events and Pending Transactions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in this document under the heading “How We Performed” including under the sub-headings “Economic Summary and Outlook” and “Impact on Financial Performance in Future Quarters”, which update the material economic assumptions set out in the 2019 MD&A under the headings “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Business Outlook and Focus for 2020”, and for the Corporate segment, “Focus for 2020”, each as may have been updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 3

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Results of operations
Total revenue	$10,528	$10,609	$10,228	$21,137	$20,226
Provision for credit losses	3,218	919	633	4,137	1,483
Insurance claims and related expenses	671	780	668	1,451	1,370
Non-interest expenses – reported	5,121	5,467	5,248	10,588	11,103
Non-interest expenses – adjusted[1]	5,051	5,397	5,163	10,448	10,324
Net income – reported	1,515	2,989	3,172	4,504	5,582

Net income – adjusted[1]	1,599	3,072	3,266	4,671	6,219
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$747.0	$693.2	$663.6	$747.0	$663.6
Total assets	1,673.7	1,457.4	1,356.6	1,673.7	1,356.6
Total deposits	1,078.3	908.4	875.3	1,078.3	875.3
Total equity	93.3	88.8	84.9	93.3	84.9

Total risk-weighted assets (RWA)	524.0	476.0	452.3	524.0	452.3
Financial ratios
Return on common equity (ROE) – reported	6.9%	14.2%	16.5%	10.5%	14.3%
Return on common equity – adjusted[2]	7.3	14.6	17.0	10.9	16.0
Return on tangible common equity (ROTCE)[2]	9.6	19.6	23.4	14.5	20.4
Return on tangible common equity – adjusted[2]	9.8	19.7	23.6	14.7	22.3
Efficiency ratio – reported	48.6	51.5	51.3	50.1	54.9
Efficiency ratio – adjusted[1]	48.0	50.9	50.5	49.4	51.0

Provision for credit losses as a % of net average loans and acceptances[3]	1.76	0.52	0.39	1.15	0.45
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$0.80	$1.61	$1.70	$2.42	$2.97
Diluted	0.80	1.61	1.70	2.42	2.97
Dividends per share	0.79	0.74	0.74	1.53	1.41
Book value per share	48.54	45.91	43.51	48.54	43.51
Closing share price[4]	58.16	73.14	76.42	58.16	76.42
Shares outstanding (millions)
Average basic	1,803.0	1,810.9	1,826.6	1,807.0	1,829.9
Average diluted	1,804.4	1,813.6	1,830.0	1,809.0	1,833.2
End of period	1,803.4	1,808.2	1,828.4	1,803.4	1,828.4
Market capitalization (billions of Canadian dollars)	$104.9	$132.3	$139.7	$104.9	$139.7
Dividend yield[5]	5.0%	4.0%	3.9%	4.4%	3.9%
Dividend payout ratio	98.2	45.8	43.4	63.2	47.4
Price-earnings ratio	10.2	11.1	12.3	10.2	12.3

Total shareholder return (1 year)[6]	(20.6)	2.8	10.0	(20.6)	10.0
Common share information – adjusted (Canadian dollars)[2]
Per share earnings
Basic	$0.85	$1.66	$1.75	$2.51	$3.32
Diluted	0.85	1.66	1.75	2.51	3.32
Dividend payout ratio	92.8%	44.6%	42.1%	60.8%	42.4%

Price-earnings ratio	9.9	10.8	11.6	9.9	11.6
Capital ratios[7]
Common Equity Tier 1 Capital ratio	11.0%	11.7%	12.0%	11.0%	12.0%
Tier 1 Capital ratio	12.3	13.1	13.5	12.3	13.5
Total Capital ratio	15.3	15.7	15.8	15.3	15.8

Leverage ratio	4.2	4.0	4.2	4.2	4.2

[1]	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the “Return on Common Equity” and “Return on Tangible Common Equity” sections of this document for an explanation.
[3]	Excludes acquired credit-impaired (ACI) loans.
[4]	Toronto Stock Exchange (TSX) closing market price.
[5]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[6]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.
[7]

Includes capital adjustments provided by Office of the Superintendent of Financial Institutions (OSFI) in response to the COVID-19 pandemic in the second quarter of 2020. Refer to the “Capital Position” section of this document for details.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 4

HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

TD Economics has materially downgraded its outlook for global real gross domestic product (GDP) to reflect the impact of the COVID-19 pandemic, with global real GDP now expected to contract by 4.4% in calendar 2020. In contrast to typical recessions, which tend to be investment-driven, the current slowdown has been led primarily by a sudden drop in consumption related to government mandated social distancing measures. Industries that involve higher levels of personal interaction, such as personal services and hospitality, are being most impacted. Likewise, it is expected that the recovery phase will reflect considerable unevenness across industries and geographies. TD Economics anticipates that a partial resumption of economic activity in most advanced economies will commence late in the second calendar quarter and build momentum into the following quarter as governments gradually ease restrictions on firms and households. These assumptions are subject to considerable uncertainty related to health outcomes and government decisions.

Ending a streak of 23 consecutive quarters of growth, U.S. real GDP contracted by 4.8% (annualized) in the first calendar quarter of 2020. Households led the decline, cutting their spending by 7.6% and substantially increasing their savings rate. Measures to contain the pandemic and mitigate its economic impact began in earnest only in late March. Consequently, a much deeper economic contraction is anticipated in the second calendar quarter, marked by double-digit unemployment rates. Even with economic activity resuming in late spring, U.S. real GDP is not expected to return to pre-crisis levels until early calendar 2022 at the earliest.

In response to the pandemic, the U.S. Federal Reserve introduced unprecedented lending facility measures and asset purchases, following a rapid cut in the policy interest rate to the 0.00% to 0.25% range. This response, alongside that of other major central banks, has improved the functioning of markets and led to a reduction in measures of financial stress. The U.S. federal government has also delivered approximately $3 trillion in support to businesses and households to help cushion the near-term impact of losses in revenue and employment income. Given the scale of the economic shock, TD Economics anticipates that the Federal Reserve will maintain the policy interest rate at its effective lower level for a substantial period. The decision to raise interest rates will likely require convincing evidence of a sustained economic recovery and a significant reduction in labour market slack.

In Canada, the depth and duration of the shock is expected to be comparatively deeper than in the U.S. during the first half of calendar 2020. The Canadian economy entered the pandemic with weaker economic momentum, which was compounded by provincial governments, on balance, introducing more restrictive social distancing measures than their state counterparts. The economic erosion will be further worsened by the rapid, significant decline in oil prices, which is expected to create a persistent weight on investment. Together, these factors are likely to delay Canada’s return to the pre-crisis level of economic activity by at least one quarter relative to the United States.

Canada’s federal government has introduced significant income and lending support measures. Among these are the Canada Emergency Business Account (CEBA) and the Canada Emergency Wage Subsidy (CEWS). The latter is a temporary wage subsidy program for qualifying businesses impacted by COVID-19. It is designed to mitigate near-term job losses and maintain workers’ attachment to their employers, to facilitate the economic recovery as containment measures are gradually lifted.

National trends are likely to mask large variations in regional and sectoral performances. Canada’s oil industry is expected to face persistent challenges. Demand for oil is anticipated to slowly increase as the global economy recovers, but it will take several quarters to unwind the large stockpiles that have been built up nationally and internationally, limiting the improvement in price conditions.

Since March, the Bank of Canada has cut its policy interest rate to its effective lower bound of 0.25% and undertaken a number of liquidity and asset purchase programs. These include the purchase of federal and provincial debt, corporate debt, and other securities. With Canadian households already burdened by high debt levels and insolvencies beginning to rise, eventual rate increases present a significant challenge for the Bank of Canada. As with the U.S. policy rate, TD Economics expects the Bank of Canada to maintain the policy rate at its current level for an extended period to ensure economic slack is sufficiently absorbed and to create the conditions for stable inflation. The Canadian dollar is projected to remain in the 70-72 U.S. cent range over the remainder of calendar 2020.

Given the high degree of uncertainty related to the progress of the pandemic and its effects on the economy, the risks around the outlook are larger than usual. It is possible that as social distancing measures are lifted, economies may experience a second wave of COVID-19 infections that require renewed restrictions on economic activity. A more protracted period of disruption would further pressure the financial positions of households and businesses, leading to increased insolvency rates and negative feedback effects on the economy. Conversely, rapid ramping up of “test and trace” capabilities or the near-term discovery of an effective treatment or vaccine would markedly improve the medium-term economic outlook. From a longer-term perspective, the pandemic could create or accentuate trends that lower potential economic growth in Canada and the U.S., including heightened geopolitical tensions, reduced immigration rates, and a structural decline in business investment.

THE BANK’S RESPONSE TO COVID-19

Efforts to contain the COVID-19 pandemic have had a profound impact on economies around the world. In North America, the banking sector has implemented a variety of measures to ease the strain on consumers and businesses. Governments, together with crown corporations, central banks and regulators, have also introduced programs to mitigate the fallout of the crisis and support the effective functioning of financial markets. TD has been actively engaged in this collective effort with a focus on supporting the well-being of TD’s colleagues and customers and maintaining the Bank’s operational and financial resilience.

Supporting Customers

The Bank acted quickly to protect the well-being of its customers and colleagues, temporarily closing parts of its branch and store network and limiting hours in others. Extra precautions are being taken in locations that remain open, including adjusting staff levels, installing protective equipment, enhancing cleaning, and implementing physical distancing measures to reduce personal contact. As at April 30, 2020, approximately 60% of Canadian branches and 80% of U.S. stores remained in operation with reduced levels of service, and approximately 6,000 ATMs were fully operational.

With the branch and store network operating at reduced capacity, the Bank has enabled a substantial majority of its contact center staff to work from home to maintain service levels. A number of branch and store colleagues have been given training to respond to customer calls, and new digital capacity and self-serve capabilities have been introduced to provide customers with ongoing access to financial service and advice. The Bank has expanded its existing customer assistance programs – TD Helps in Canada and TD Cares in the U.S. – and redeployed colleagues across the organization to support these functions. In addition, new online and mobile applications have been launched to facilitate the delivery of direct and government-introduced financial assistance for households and businesses.

Direct financial assistance provided by TD to customers includes deferral of loan payments, deferred minimum payments on credit card balances, interest reductions, insurance premium deferrals and premium reductions. The key payment deferral measures are summarized in the graphic below, which is as at April 30, 2020. In addition, TD Insurance provided insurance premium reductions and deferrals to over 125,000 customers during the quarter, and TD’s Wholesale Banking segment increased total gross lending exposures to corporate, institutional, and government clients by $23 billion.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 5

BANK-LED PAYMENT DEFERRAL PROGRAMS (as at April 30, 2020)
Product	Canada		U.S.		Details
	Accounts[1]	$CAD[1]	Accounts[1]	$USD[1]
Real Estate Secured Lending	126,000	$36 billion	7,000	$2.5 billion	Canada: Up to 6-month payment deferral U.S.: 3-month minimum forbearance
Other Consumer Lending [2]	122,000	$3.2 billion	226,000	$2.9 billion	Canada: Up to 4-month payment deferral U.S.: Up to 3-month payment deferral
Small Business Banking	6,000	$1 billion	1,000	$224 million	Canada: Up to 6-month payment deferral (up to 4-months for Small Business Banking non-RESL secured debt) U.S.: Up to 6-month payment deferral
Commercial Lending	6,000	$5.5 billion	4,000	$6.3 billion	Canada: Up to 6-month payment deferral U.S.: Up to 3-month payment deferral
[1]	Reflects approximate number of accounts and approximate gross loan balance at the time of payment deferral.
[2]	Other Consumer Lending includes credit cards, other personal lending, and auto. The deferral period varies by product.

In addition to direct financial assistance, the Bank is supporting programs for individuals and businesses introduced by the Canadian and U.S. governments.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides loans to its business banking customers. Under the CEBA Program, eligible businesses receive a $40,000 interest-free loan until December 31, 2022. If $30,000 is repaid on or before December 31, 2022, the remaining amount of the loan is eligible for complete forgiveness. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. Loans issued under the program are not recognized on the Bank’s Interim Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada. As of April 30, 2020, the Bank had provided 117,000 customers with CEBA loans and had funded $4.7 billion in loans under the program. As of May 18, 2020, the Bank had provided approximately 140,000 customers with CEBA loans and had funded $5.7 billion in loans.

U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) established by the U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the Small Business Administration (SBA), the Bank provides loans up to US$10 million each to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans originated by the Bank have a 2-year term, bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank will be paid by the SBA for any portion of the loan that is forgiven. As of April 30, 2020, the Bank had funded approximately 28,000 PPP loans. The gross carrying amount of loans originated under the program on the Bank’s Interim Consolidated Balance Sheet as at April 30, 2020 was approximately US$6 billion. As of May 18, 2020, the Bank had funded approximately 75,000 loans with a gross carrying amount of US$8.2 billion.

Other Programs

The Bank is also working with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC), as well as provincial and state governments and central banks to deliver other guarantee and co-lending programs for the Bank’s clients. In Canada, these programs include the EDC Business Credit Availability Program and the BDC Co-Lending Program, and in the U.S., the Federal Reserve’s Main Street Lending Program. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Emergency Response Benefit (CERB) through Canada Revenue Agency direct deposit.

Supporting Colleagues

To support colleagues’ well-being, the Bank has implemented physical distancing measures in all of its locations, including contact centres, trading floors and office towers. A reward and recognition program was introduced for colleagues whose jobs can only be performed on TD premises, and work from home and split-site arrangements have been enabled for others. As at April 30, 2020, approximately 60,000 TD colleagues were working remotely. Where possible, colleagues are being provided with the flexibility to adapt work schedules and access additional paid leave to meet caregiving demands resulting from the disruption, and the Bank has introduced new health and wellness resources to support colleagues and their families. The Bank has also committed that there will be no job losses in 2020 as a result of COVID-19.

Maintaining the Bank’s Operational and Financial Resilience

The Bank invoked its crisis management protocols early in the quarter as the virus took root in the various jurisdictions in which TD operates. Business continuity management plans were activated, and an executive crisis management team was appointed to lead the response effort. The Bank has also worked with its third-party suppliers to maintain critical functions and services throughout the disruption.

The rapid implementation of split-site and work from home arrangements was made possible by prior and current quarter investments in the Bank’s core technology infrastructure, network capacity, and enterprise cloud strategy. Together with the new lending platforms, end-to-end customer journeys, and digitization and automation capabilities introduced in recent years, these investments enabled the Bank to manage a surge in online and mobile traffic, including double-digit increases in Canadian and U.S. mobile banking downloads and digital usage, and up to a three-fold increase in direct investing trading volumes at the peak of market volatility. These capabilities also facilitated the rapid activation and support of government relief programs.

The Bank has been monitoring credit risk as it continues to support its customers’ borrowing needs, incorporating both the deterioration in the economic outlook, as well as the impact of new government relief programs and regulatory measures, as set forth in more detail below. Market risk has also been well managed amidst significant market volatility. The Bank’s liquidity and funding positions remain strong, reflecting its 90-day liquidity risk management paradigm and actions the Bank took early in the quarter to draw on new central bank liquidity facilities and raise wholesale funding.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 6

Response from Regulators and Central Banks

In response to the challenges created by COVID-19 and current market conditions, OSFI took a number of actions during the quarter designed to build resilience of federally regulated financial institutions and improve the stability of the Canadian financial system and economy. Among these actions were adjustments to certain regulatory requirements, including the following measures which are relevant to the Bank:

•	Adjusting capital and liquidity measures so they are suited to the current unprecedented circumstances;
•	Delaying implementation of the remaining measures of the Basel III international capital standards until 2023;
•	Delaying implementation of the final two phases of the initial margin requirements for non-centrally cleared derivatives by one year;
•

To assist banks in responding to customers managing through hardship caused by current circumstances, specifying that bank loans subject to payment deferrals will continue to be treated as performing loans under regulatory capital requirements;

•	Providing guidance on applying IFRS 9, Financial Instruments (IFRS 9) during this extraordinary period; and
•

Providing direction on capital treatment in respect of loans to small and medium sized enterprises under recently announced government programs including the CEBA Program, the EDC Business Credit Availability Program, and the BDC Co-Lending Program.

OSFI expects the banks to maintain capital and liquidity buffers so they can be used to provide additional flexibility during periods of stress. During the quarter, OSFI lowered the Domestic Stability Buffer (DSB) by 1.25% of risk-weighted assets to 1.00% in order to support Domestic Systemically Important Banks’ (D-SIBs) ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions. OSFI expects that banks will use the additional lending capacity to support Canadian households and businesses, and has set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

The Bank of Canada has taken a number of actions to help Canadians bridge this difficult period by making credit affordable and available, including lowering interest rates to support economic activity and keep inflation low and stable. The Bank of Canada has also set up or expanded numerous programs which involve acquiring financial assets and lending to financial institutions to support the proper functioning of the financial system and the ability of financial institutions to continue lending. The Bank has used certain of these programs including the Term Repo Operations, the Standing Term Liquidity Facility, the Bankers’ Acceptance Purchase Facility, and the Commercial Paper Purchase Facility.

Canada Mortgage and Housing Corporation (CMHC) has launched a revised Insured Mortgage Purchase Program (IMPP) as part of Canada’s COVID-19 Economic Response Plan. Under the IMPP, CMHC purchases insured mortgage pools to provide stable funding to banks and mortgage lenders to ensure continued lending to Canadians. The Bank has used the IMPP.

Globally, central banks and governments have significantly lowered interest rates and made available similar asset purchase and lending programs to support market liquidity. Where appropriate, the Bank has accessed certain of these programs.

For additional information on OSFI’s capital measures, refer to the “OSFI’s Capital Requirements under Basel III”, “Regulatory Capital Developments in Response to COVID-19”, and “Future Regulatory Capital Developments” sections of the “Capital Position” section of this document. For additional information on OSFI’s liquidity measures, refer to the “Regulatory Developments Concerning Liquidity and Funding” section of the “Managing Risk” section of this document.

Impact on Current Quarter Financial Performance

Notwithstanding the large-scale response from governments, central banks, regulators and industry, efforts to contain the crisis have profoundly altered the economic landscape and significantly affected the Bank’s financial performance this quarter.

Revenue

Net interest income increased on strong loan and deposit volume growth and higher trading-related revenue, which more than offset sharply lower net interest margins in the retail businesses. The decline in margins reflects the 150 basis points of interest rate cuts implemented by each of the Bank of Canada and the Federal Reserve during the quarter to cushion the impact of the COVID-19 containment effort and the sharp drop in oil prices. Non-interest income in the retail banking businesses declined, reflecting reduced customer spending and payment activity as government-mandated closures took effect, partially offset by higher direct investing revenues on heightened trading activity. Capital markets revenues were robust, with strong trading-related revenue and higher debt underwriting activity.

Volumes

Loan volumes (excluding credit cards) and deposit volumes increased substantially during the quarter. Business loans and deposits surged midway through the quarter, as commercial and corporate clients drew on credit lines and obtained new facilities to shore up their balance sheet and retained the funds on deposit. As market conditions stabilized, some credit lines were repaid, but end of period business deposit balances remained elevated.

In the retail portfolios, real estate secured lending volumes were solid, supported by a strong pipeline at the start of the quarter, as well as lower interest rates, which spurred refinancing activity. Consumer unsecured volumes moderated as the quarter progressed, with notable weakness in credit card volumes reflecting reduced activity levels. Personal deposits increased as customers curtailed spending, benefited from government assistance programs, and responded to market volatility by increasing holdings of cash.

Provisions for credit losses

Provisions for credit losses (PCL) increased substantially reflecting the significant deterioration in the economic outlook. A portion of the increase reflects the retailer program partners’ share of the U.S. strategic card portfolio program, which is offset in Corporate non-interest expenses, resulting in no impact on Corporate segment or total bank net income. The Bank continues to monitor all of its credit risk exposures closely. Expected credit losses (ECLs) reflect management’s best estimates and consider reasonable and supportable information, including the impact of the COVID-19 pandemic and related customer assistance programs, as appropriate. To the extent that certain effects cannot be fully incorporated into model calculations, management continues to exercise expert credit judgment in determining the amount of ECLs by considering reasonable and supportable information not already included in the quantitative models. Refer to Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s second quarter 2020 Interim Consolidated Financial Statements and 2019 Annual Consolidated Financial Statements for additional details on the application of estimates and judgment in the assessment of ECLs.

Expenses

The Bank incurred direct costs of approximately $75 million related to COVID-19, including reconfiguring physical facilities, enhancing cleaning, compensating front-line staff, purchasing additional equipment and setting up government assistance programs. In addition, significant internal resources were diverted to the Bank’s response effort, which is ongoing.

Capital and liquidity

Capital and liquidity measures remain well above regulatory minimums, in part reflecting the benefits of the regulatory and central bank measures noted above.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 7

Impact on Financial Performance in Future Quarters

The Bank’s outlook for the remainder of 2020 and beyond should be viewed against the backdrop of the significant global economic downturn caused by the COVID-19 pandemic, which has adversely affected, and is expected to continue to adversely affect, the Bank’s business and results of operations. The factors and assumptions used to develop the Bank’s previously communicated performance expectations and targets regarding its business and results of operations were made on the basis that the Bank would be operating in the normal course of business. The extent of the COVID-19 pandemic, including its interruption of the Canadian, U.S., and global economies, the governmental measures put into place to contain the risk of transmission, financial market volatility, client and customer activity levels and measures the Bank has been taking to support the safety and well-being of its customers, colleagues, and communities are matters that were not anticipated when assumptions were formulated for 2020. Therefore, at this time, the Bank is suspending all of its previously-communicated assumptions and performance targets and expectations regarding its business and results of operations, including with respect to medium-term and short-term earnings expectations, expense and investment growth rate, net interest margin, PCL and, return on equity, at both the consolidated Bank and segment level, including, without limitation, assumptions and forward-looking statements set out in the 2019 MD&A under the headings “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Business Outlook and Focus for 2020”, and for the Corporate segment, “Focus for 2020”, and as updated in the Bank’s quarterly MD&A for the quarter ended January 31, 2020.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net interest income	$6,460	$6,301	$5,872	$12,761	$11,732

Non-interest income	4,068	4,308	4,356	8,376	8,494
Total revenue	10,528	10,609	10,228	21,137	20,226
Provision for credit losses	3,218	919	633	4,137	1,483
Insurance claims and related expenses	671	780	668	1,451	1,370

Non-interest expenses	5,121	5,467	5,248	10,588	11,103
Income before income taxes and equity in net income of an investment in TD Ameritrade	1,518	3,443	3,679	4,961	6,270
Provision for income taxes	250	659	773	909	1,276

Equity in net income of an investment in TD Ameritrade	247	205	266	452	588
Net income – reported	1,515	2,989	3,172	4,504	5,582

Preferred dividends	68	67	62	135	122
Net income available to common shareholders and non-controlling interests in subsidiaries	$1,447	$2,922	$3,110	$4,369	$5,460
Attributable to:
Common shareholders	$1,447	$2,922	$3,110	$4,369	$5,442
Non-controlling interests	–	–	–	–	18

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 8

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Operating results – adjusted
Net interest income	$6,460	$6,301	$5,872	$12,761	$11,732

Non-interest income	4,068	4,308	4,356	8,376	8,494
Total revenue	10,528	10,609	10,228	21,137	20,226
Provision for credit losses	3,218	919	633	4,137	1,483
Insurance claims and related expenses	671	780	668	1,451	1,370

Non-interest expenses[1]	5,051	5,397	5,163	10,448	10,324
Income before income taxes and equity in net income of an investment in TD Ameritrade	1,588	3,513	3,764	5,101	7,049
Provision for income taxes	260	670	787	930	1,465

Equity in net income of an investment in TD Ameritrade[2]	271	229	289	500	635
Net income – adjusted	1,599	3,072	3,266	4,671	6,219

Preferred dividends	68	67	62	135	122
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	1,531	3,005	3,204	4,536	6,097
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	18
Net income available to common shareholders – adjusted	1,531	3,005	3,204	4,536	6,079
Pre-tax adjustments for items of note
Amortization of intangibles[3]	(68)	(70)	(78)	(138)	(158)
Charges related to the long-term loyalty agreement with Air Canada[4]	–	–	–	–	(607)
Charges associated with the acquisition of Greystone[5]	(26)	(24)	(30)	(50)	(61)
Less: Impact of income taxes
Amortization of intangibles	(9)	(11)	(12)	(20)	(25)
Charges related to the long-term loyalty agreement with Air Canada	–	–	–	–	(161)
Charges associated with the acquisition of Greystone	(1)	–	(2)	(1)	(3)
Total adjustments for items of note	(84)	(83)	(94)	(167)	(637)
Net income available to common shareholders – reported	$1,447	$2,922	$3,110	$4,369	$5,442

[1]

Adjusted Non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 3 – second quarter 2020 – $44 million, first quarter 2020 – $46 million, second quarter 2019 – $55 million, first quarter 2019 – $56 million; these amounts were reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 4 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 5 – second quarter 2020 – $26 million, first quarter 2020 – $24 million, second quarter 2019 – $30 million, first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment.

[2]

Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 3 – second quarter 2020 – $24 million, first quarter 2020 – $24 million, second quarter 2019 – $23 million, first quarter 2019 – $24 million. The earnings impact of this item was reported in the Corporate segment.

[3]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[4]

On January 10, 2019, the Bank’s long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the “Transaction”). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment.

[5]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (“Greystone”). The Bank incurred acquisition-related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Basic earnings per share – reported	$0.80	$1.61	$1.70	$2.42	$2.97

Adjustments for items of note[2]	0.05	0.05	0.05	0.09	0.35
Basic earnings per share – adjusted	$0.85	$1.66	$1.75	$2.51	$3.32

Diluted earnings per share – reported	$0.80	$1.61	$1.70	$2.42	$2.97

Adjustments for items of note[2]	0.05	0.05	0.05	0.09	0.35
Diluted earnings per share – adjusted	$0.85	$1.66	$1.75	$2.51	$3.32

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was decreased to 9% Common Equity Tier 1 (CET1) Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 9

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019

Average common equity	$85,603	$81,933	$77,369	$83,876	$76,663
Net income available to common shareholders – reported	1,447	2,922	3,110	4,369	5,442

Items of note, net of income taxes[1]	84	83	94	167	637
Net income available to common shareholders – adjusted	$1,531	$3,005	$3,204	$4,536	$6,079
Return on common equity – reported	6.9%	14.2%	16.5%	10.5%	14.3%
Return on common equity – adjusted	7.3	14.6	17.0	10.9	16.0

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019

Average common equity	$85,603	$81,933	$77,369	$83,876	$76,663
Average goodwill	17,531	16,971	17,083	17,280	17,067
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,217	4,089	4,136	4,160	4,160
Average other acquired intangibles[1]	531	564	717	548	690

Average related deferred tax liabilities	(265)	(261)	(269)	(263)	(254)
Average tangible common equity	63,589	60,570	55,702	62,151	55,000
Net income available to common shareholders – reported	1,447	2,922	3,110	4,369	5,442

Amortization of acquired intangibles, net of income taxes[2]	59	59	66	118	133
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	1,506	2,981	3,176	4,487	5,575

Other items of note, net of income taxes[2]	25	24	28	49	504
Net income available to common shareholders – adjusted	$1,531	$3,005	$3,204	$4,536	$6,079
Return on tangible common equity	9.6%	19.6%	23.4%	14.5%	20.4%
Return on tangible common equity – adjusted	9.8	19.7	23.6	14.7	22.3

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

SIGNIFICANT EVENTS AND PENDING TRANSACTIONS

TD Ameritrade Holding Corporation and The Charles Schwab Corporation

On November 25, 2019, the Bank announced its support for the acquisition of TD Ameritrade, of which the Bank is a major shareholder, by The Charles Schwab Corporation, through a definitive agreement announced by those companies. The transaction is expected to close in the second half of calendar 2020, subject to all applicable closing conditions having been satisfied. Refer to the “Financial Results Overview – Significant and Subsequent Events, and Pending Transactions” section of the Bank’s 2019 MD&A for a discussion of the announced transaction.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How the Bank Reports” section of this document including the Bank’s response to COVID-19, the “Business Focus” section in the Bank’s 2019 MD&A, and Note 29 Segmented Information of the Bank’s Consolidated Financial Statements for the year ended October 31, 2019. For information concerning the Bank’s measure of ROE, which is a non-GAAP financial measure, refer to the “How We Performed” section of this document.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $30 million, compared with $38 million in the prior quarter and $33 million in the second quarter last year.

TABLE 7: CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net interest income	$3,002	$3,167	$3,010	$6,169	$6,054

Non-interest income	3,021	3,088	2,949	6,109	5,893
Total revenue	6,023	6,255	5,959	12,278	11,947
Provision for credit losses – impaired	365	320	256	685	520

Provision for credit losses – performing	788	71	24	859	70
Total provision for credit losses	1,153	391	280	1,544	590
Insurance claims and related expenses	671	780	668	1,451	1,370
Non-interest expenses – reported	2,588	2,636	2,481	5,224	5,565
Non-interest expenses – adjusted[1]	2,562	2,612	2,451	5,174	4,897
Provision for (recovery of) income taxes – reported	439	659	681	1,098	1,194

Provision for (recovery of) income taxes – adjusted[1]	440	659	683	1,099	1,358
Net income – reported	1,172	1,789	1,849	2,961	3,228
Net income – adjusted[1]	$1,197	$1,813	$1,877	$3,010	$3,732

Selected volumes and ratios
Return on common equity – reported[2]	27.2%	37.1%	43.2%	32.4%	37.4%
Return on common equity – adjusted[1,2]	27.8	37.6	43.9	33.0	43.2
Net interest margin (including on securitized assets)	2.83	2.94	2.99	2.88	2.97
Efficiency ratio – reported	43.0	42.1	41.6	42.5	46.6

Efficiency ratio – adjusted	42.5	41.8	41.1	42.1	41.0
Assets under administration (billions of Canadian dollars)	$406	$439	$421	$406	$421

Assets under management (billions of Canadian dollars)	346	365	349	346	349
Number of Canadian retail branches	1,087	1,088	1,100	1,087	1,100

Average number of full-time equivalent staff	40,712	41,394	40,498	41,056	40,243

[1]

Adjusted non-interest expenses exclude the following items of note: Charges related to the long-term loyalty agreement with Air Canada in the first quarter 2019 – $607 million ($446 million after-tax); and charges associated with the acquisition of Greystone in the second quarter 2020 – $26 million ($25 million after-tax), first quarter 2020 – $24 million ($24 million after-tax), second quarter 2019 – $30 million ($28 million after-tax), and the first quarter 2019 – $31 million ($30 million after-tax). For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[2]	Capital allocated to the business segment was decreased to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Quarterly comparison – Q2 2020 vs. Q2 2019

Canadian Retail reported net income for the quarter was $1,172 million, a decrease of $677 million, or 37%, compared with the second quarter last year, reflecting higher PCL and non-interest expenses, partially offset by revenue growth. On an adjusted basis, net income for the quarter was $1,197 million, a decrease of $680 million, or 36%. The reported and adjusted annualized ROE for the quarter was 27.2% and 27.8%, respectively, compared with 43.2% and 43.9%, respectively, in the second quarter last year.

Canadian Retail revenue is derived from the personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $6,023 million, an increase of $64 million, or 1%, compared with the second quarter last year.

Net interest income was $3,002 million, a decrease of $8 million compared with the second quarter last year, reflecting lower margins, partially offset by volume growth and an additional calendar day this quarter. Average loan volumes increased $20 billion, or 5%, reflecting 4% growth in personal loans and 9% growth in business loans. Average deposit volumes increased $33 billion, or 10%, reflecting 8% growth in personal deposits, 10% growth in business deposits, and 22% growth in wealth deposits. Net interest margin was 2.83%, a decrease of 16 bps, reflecting lower interest rates and competitive pricing in term deposits.

Non-interest income was $3,021 million, an increase of $72 million, or 2%, reflecting higher transaction and fee-based revenue in the wealth business and strong premiums growth in the insurance business, partially offset by lower fee income reflecting reduced customer activity, particularly in the credit cards business, as well as a $38 million decline in the fair value of investments supporting claims liabilities, which resulted in a similar decrease to insurance claims.

Assets under administration (AUA) were $406 billion as at April 30, 2020, a decrease of $15 billion, or 4%, compared with the second quarter last year, reflecting the decline in markets, partially offset by new asset growth. Assets under management (AUM) were $346 billion as at April 30, 2020, a decrease of $3 billion, or 1%, compared with the second quarter last year, reflecting the decline in markets and net outflows.

PCL was $1,153 million, an increase of $873 million, compared with the second quarter last year. PCL – impaired for the quarter was $365 million, an increase of $109 million, or 43%, reflecting higher provisions in the commercial and consumer lending portfolios, and volume growth. PCL – performing was $788 million, compared with $24 million last year, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration, with the increase reflected in the commercial and consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 1.07%, an increase of 80 bps.

Insurance claims and related expenses for the quarter were $671 million, relatively flat compared with the second quarter last year. Higher current year claims reflecting business growth and higher provisions recognized for trip cancellation and balance protection claims were largely offset by better claims experience, changes in the fair value of investments supporting claims liabilities, and less severe weather-related events.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 11

Reported non-interest expenses for the quarter were $2,588 million, an increase of $107 million, or 4%, compared with the second quarter last year, reflecting higher spend supporting business growth including investment in front-line staff, changes in pension costs, and volume-driven expenses. On an adjusted basis, non-interest expenses were $2,562 million, an increase of $111 million, or 5%.

The reported and adjusted efficiency ratios for the quarter were 43.0% and 42.5%, respectively, compared with 41.6% and 41.1%, respectively, in the second quarter last year.

Quarterly comparison – Q2 2020 vs. Q1 2020

Canadian Retail reported net income for the quarter decreased $617 million, or 34%, compared with the prior quarter, reflecting higher PCL and lower revenue, partially offset by lower insurance claims and non-interest expenses. On an adjusted basis, net income decreased $616 million, or 34%. The reported and adjusted annualized ROE for the quarter was 27.2% and 27.8%, respectively, compared with 37.1% and 37.6%, respectively, in the prior quarter.

Revenue decreased $232 million, or 4%, compared with the prior quarter. Net interest income decreased $165 million, or 5%, reflecting lower margins and the effect of fewer days in the second quarter, partially offset by volume growth. Average loan volumes increased $3 billion, reflecting 4% growth in business loans as a result of increased draws on commercial lines of credit and originations. Average deposit volumes increased $11 billion, reflecting 2% growth in personal deposits, 16% growth in wealth deposits, and 1% growth in business deposits. Net interest margin was 2.83%, a decrease of 11 bps, reflecting lower interest rates.

Non-interest income decreased $67 million, or 2%, reflecting lower fee income reflecting reduced customer activity, particularly in the credit cards business, lower asset levels in the wealth management business, and a $10 million decline in the fair value of investments supporting claims liabilities, which resulted in a similar decrease to insurance claims, partially offset by higher transaction revenue in the wealth business.

AUA decreased $33 billion, or 8%, compared with the prior quarter, reflecting the decline in markets, partially offset by new asset growth. AUM decreased $19 billion, or 5%, compared with the prior quarter, reflecting the decline in markets.

PCL increased $762 million, compared with the prior quarter. PCL – impaired increased by $45 million, or 14%, reflecting higher provisions in the commercial and consumer lending portfolios. PCL – performing was $788 million, compared with $71 million in the prior quarter, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration, with the increase reflected in the commercial and consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 1.07%, an increase of 71 bps.

Insurance claims and related expenses for the quarter decreased $109 million, or 14%, compared with the prior quarter. The decrease reflects better claims experience, more favourable prior years’ claims development, less severe weather-related events, and changes in the fair value of investments supporting claims liabilities, partially offset by higher provisions recognized for trip cancellation and balance protection claims.

Reported non-interest expenses decreased $48 million, or 2%, compared with the prior quarter, reflecting a reduction in variable compensation and lower discretionary spend, partially offset by increased spend on strategic initiatives. On an adjusted basis, non-interest expenses decreased $50 million, or 2%, compared to the prior quarter.

The reported and adjusted efficiency ratios for the quarter were 43.0% and 42.5%, respectively, compared with 42.1% and 41.8%, respectively, in the prior quarter.

Year-to-date comparison – Q2 2020 vs. Q2 2019

Canadian Retail reported net income for the six months ended April 30, 2020, was $2,961 million, a decrease of $267 million, or 8%, compared with same period last year. The decrease in earnings reflects higher PCL and insurance claims, partially offset by charges related to the agreement with Air Canada and the acquisition of Greystone in the prior year, and revenue growth. On an adjusted basis, net income for the period was $3,010 million, a decrease of $722 million, or 19%. The reported and adjusted annualized ROE for the period was 32.4% and 33.0%, respectively, compared with 37.4% and 43.2%, respectively, in the same period last year.

Revenue for the period was $12,278 million, an increase of $331 million, or 3%, compared with same period last year. Net interest income increased $115 million, or 2%, reflecting volume growth and an additional calendar day this period, partially offset by lower margins. Average loan volumes increased $19 billion, or 5%, reflecting 4% growth in personal loans and 9% growth in business loans. Average deposit volumes increased $28 billion, or 9%, reflecting 8% growth in both personal and business deposits, and 15% growth in wealth deposits. Net interest margin was 2.88%, a decrease of 9 bps, reflecting lower interest rates and competitive pricing in term deposits.

Non-interest income increased $216 million, or 4%, reflecting higher transaction and fee-based revenue in the wealth business and strong premiums growth in the insurance business, partially offset by lower fee income reflecting reduced customer activity, particularly in the credit cards business, and a $48 million decline in the fair value of investments supporting claims liabilities, which resulted in a similar decrease to insurance claims.

PCL was $1,544 million, an increase of $954 million, compared with the same period last year. PCL – impaired was $685 million, an increase of $165 million, or 32%, reflecting higher provisions in the commercial and consumer lending portfolios, and volume growth. PCL – performing was $859 million, compared to $70 million for the same period last year, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration, with the increase reflected in the commercial and consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.71%, an increase of 43 bps.

Insurance claims and related expenses were $1,451 million, an increase of $81 million, or 6%, compared with the same period last year. The increase reflects higher claims from business growth, higher provisions for trip cancellation and balance protection, and the prior year impact of changes to forward-looking actuarial assumptions, partially offset by better claims experience and changes in the fair value of investments supporting claims liabilities.

Reported non-interest expenses were $5,224 million, a decrease of $341 million, or 6%, compared with the same period last year. The decrease primarily reflects prior year charges related to the agreement with Air Canada. On an adjusted basis, non-interest expenses were $5,174 million, an increase of $277 million, or 6%, reflecting higher spend supporting business growth including investment in front-line staff, volume-driven expenses, and changes in pension costs.

The reported and adjusted efficiency ratios for the period were 42.5% and 42.1%, respectively, compared with 46.6% and 41.0%, respectively, for the same period last year.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 12

TABLE 8: U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the six months ended
Canadian Dollars	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net interest income	$2,311	$2,196	$2,231	$4,507	$4,478

Non-interest income	491	706	677	1,197	1,378
Total revenue	2,802	2,902	2,908	5,704	5,856
Provision for credit losses – impaired	287	273	199	560	484

Provision for credit losses – performing	850	46	27	896	48
Total provision for credit losses	1,137	319	226	1,456	532
Non-interest expenses	1,680	1,593	1,527	3,273	3,138

Provision for (recovery of) income taxes	(117)	45	150	(72)	252
U.S. Retail Bank net income	102	945	1,005	1,047	1,934
Equity in net income of an investment in TD Ameritrade[1]	234	201	258	435	569
Net income	$336	$1,146	$1,263	$1,482	$2,503

U.S. Dollars
Net interest income	$1,679	$1,668	$1,676	$3,347	$3,364

Non-interest income	358	536	507	894	1,035
Total revenue	2,037	2,204	2,183	4,241	4,399
Provision for credit losses – impaired	208	208	150	416	364

Provision for credit losses – performing	606	35	20	641	36
Total provision for credit losses	814	243	170	1,057	400
Non-interest expenses	1,218	1,210	1,148	2,428	2,357

Provision for (recovery of) income taxes	(82)	34	112	(48)	189
U.S. Retail Bank net income	87	717	753	804	1,453

Equity in net income of an investment in TD Ameritrade[1]	174	152	195	326	430
Net income	$261	$869	$948	$1,130	$1,883

Selected volumes and ratios
Return on common equity[2]	3.7%	11.1%	13.2%	7.6%	12.9%
Net interest margin[3]	2.93	3.07	3.38	3.00	3.40

Efficiency ratio	59.8	54.9	52.6	57.3	53.6
Assets under administration (billions of U.S. dollars)	$21	$22	$20	$21	$20

Assets under management (billions of U.S. dollars)	38	44	47	38	47
Number of U.S. retail stores	1,220	1,220	1,238	1,220	1,238

Average number of full-time equivalent staff	26,389	26,261	26,735	26,325	26,800

[1]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[2]	Capital allocated to the business segment was decreased to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.
[3]

Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q2 2020 vs. Q2 2019

U.S. Retail net income for the quarter was $336 million (US$261 million), a decrease of $927 million (US$687 million), or 73% (72% in U.S. dollars), compared with the second quarter last year. The annualized ROE for the quarter was 3.7%, compared with 13.2%, in the second quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade were $102 million (US$87 million) and $234 million (US$174 million), respectively.

The contribution from TD Ameritrade was US$174 million, a decrease of US$21 million, or 11%, compared with the second quarter last year, primarily reflecting reduced trading commissions and higher operating expenses, partially offset by increased trading volumes.

U.S. Retail Bank net income of US$87 million for the quarter decreased US$666 million, or 88%, reflecting higher PCL, lower revenue, and higher expenses.

U.S. Retail Bank revenue is derived from the personal and business banking, and wealth management businesses. Revenue for the quarter was US$2,037 million, a decrease of US$146 million, or 7%, compared with the second quarter last year. Net interest income increased US$3 million, reflecting higher loan and deposit volumes, including higher sweep deposit volumes from TD Ameritrade, partially offset by lower deposit margins. Net interest margin was 2.93%, a decrease of 45 bps, primarily reflecting lower deposit margins and balance sheet mix. Non-interest income decreased US$149 million, or 29%, primarily reflecting lower customer activity, valuation of certain investments, and investment income.

Average loan volumes increased US$11 billion, or 7%, compared with the second quarter last year reflecting growth in personal and business loans of 9% and 6%, respectively, with significant increases in business loans in the latter part of the quarter reflecting increased draws on commercial lines of credit and originations under the SBA PPP. Average deposit volumes increased US$41 billion, or 15%, reflecting a 24% increase in sweep deposit volumes, a 16% increase in business deposit volumes, and a 5% increase in personal deposit volumes.

AUA were US$21 billion as at April 30, 2020, an increase of US$1 billion, or 5%, compared with the second quarter last year. AUM were US$38 billion as at April 30, 2020, a decrease of US$9 billion, or 19%, compared with the second quarter last year, reflecting declining market valuations and net outflows.

PCL for the quarter was US$814 million, an increase of US$644 million, compared with the second quarter last year. PCL – impaired was US$208 million, an increase of US$58 million, or 39%, primarily reflecting higher provisions in the consumer lending portfolios. PCL – performing was US$606 million, compared to US$20 million in the second quarter last year, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration, with the increase reflected in the commercial, credit card, and auto lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 2.03%, an increase of 158 bps, compared with the second quarter last year.

Non-interest expenses for the quarter were US$1,218 million, an increase of US$70 million, or 6%, compared with the second quarter last year, reflecting increases in legal provisions, partially offset by productivity savings.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 13

Income taxes reflect a recovery of US$82 million, compared to a provision of US$112 million in the second quarter last year, a decrease of US$194 million, primarily reflecting lower pre-tax income, partially offset by higher provisions related to changes in tax law.

The efficiency ratio for the quarter was 59.8%, compared with 52.6%, in the second quarter last year.

Quarterly comparison – Q2 2020 vs. Q1 2020

U.S. Retail net income of $336 million (US$261 million) decreased $810 million (US$608 million), or 71% (70% in U.S. dollars), compared with the prior quarter. The annualized ROE for the quarter was 3.7%, compared with 11.1% in the prior quarter.

The contribution from TD Ameritrade increased US$22 million, or 14%, compared with the prior quarter, primarily reflecting increased trading volumes, partially offset by higher operating expenses.

U.S. Retail Bank net income for the quarter was US$87 million, a decrease of US$630 million, or 88%, compared with the prior quarter, reflecting higher PCL and lower revenue.

Revenue for the quarter decreased US$167 million, or 8%, compared with the prior quarter. Net interest income increased US$11 million, or 1%, primarily reflecting higher deposit volumes, partially offset by lower deposit margins. Net interest margin was 2.93%, a decrease of 14 bps, primarily reflecting lower deposit margins. Non-interest income decreased US$178 million, or 33%, primarily reflecting lower customer activity, valuation of certain investments, and investment income.

Average loan volumes increased US$4 billion, or 3%, compared with the prior quarter, reflecting growth in business loans of 5%, with significant increases in business loans in the latter part of the quarter reflecting increased draws on commercial lines of credit and originations under the SBA PPP. Average deposit volumes increased US$27 billion, or 9%, reflecting a 17% increase in sweep deposit volumes, a 6% increase in business deposit volumes, and a 3% increase in personal deposit volumes.

AUA were US$21 billion as at April 30, 2020, a decrease of US$1 billion, or 5%, compared with the prior quarter. AUM were US$38 billion as at April 30, 2020, a decrease of US$6 billion, or 14%, compared with the prior quarter, reflecting declining market valuations.

PCL for the quarter increased US$571 million, compared with the prior quarter. PCL – impaired was flat to the prior quarter. PCL – performing was US$606 million compared to US$35 million in the prior quarter, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration, with the increase reflected in the commercial, credit card, and auto lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 2.03%, an increase of 144 bps.

Non-interest expenses for the quarter were US$1,218 million, an increase of US$8 million, or 1%, compared with the prior quarter, primarily reflecting increases in legal provisions, partially offset by fewer days in the quarter and the timing of certain expenses across quarters.

Income taxes reflect a recovery of US$82 million, compared to a provision of US$34 million in the prior quarter, a decrease of US$116 million, primarily reflecting lower pre-tax income, partially offset by higher provisions related to changes in tax law and changes to the estimated liability for uncertain tax positions in the prior quarter.

The efficiency ratio for the quarter was 59.8%, compared with 54.9% in the prior quarter.

Year-to-date comparison – Q2 2020 vs. Q2 2019,

U.S. Retail net income for the six months ended April 30, 2020, was $1,482 million (US$1,130 million), a decrease of $1,021 million (US$753 million), or 41% (40% in U.S. dollars), compared with the same period last year. The annualized ROE for the period was 7.6%, compared with 12.9%, in the same period last year.

Net income for the period from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade was $1,047 million (US$804 million) and $435 million (US$326 million), respectively.

The contribution from TD Ameritrade was US$326 million, a decrease of US$104 million, or 24%, compared with the same period last year, primarily reflecting reduced trading commissions and higher operating expenses, partially offset by increased trading volumes.

U.S. Retail Bank net income for the period was US$804 million, a decrease of US$649 million, or 45%, compared with the same period last year, primarily reflecting higher PCL and lower revenue, partially offset by lower taxes.

Revenue for the period was US$4,241 million, a decrease of US$158 million, or 4%, compared with same period last year. Net interest income decreased US$17 million, or 1%, as lower deposit margins were partially offset by growth in loan and deposit volumes. Net interest margin was 3.00%, a decrease of 40 bps, primarily reflecting lower deposit margins and balance sheet mix. Non-interest income decreased US$141 million, or 14%, reflecting lower customer activity, valuation of certain investments, and investment income.

Average loan volumes increased US$9 billion, or 6%, compared with the same period last year, reflecting growth in personal and business loans of 8% and 4%, respectively, with significant increases in business loans in the latter part of the quarter, reflecting increased draws on commercial lines of credit and originations under the SBA PPP. Average deposit volumes increased US$27 billion, or 10%, reflecting a 13% increase in sweep deposit volumes, a 13% increase in business deposit volumes, and a 5% increase in personal deposit volumes.

PCL was US$1,057 million, an increase of US$657 million, compared with the same period last year. PCL – impaired was US$416 million, an increase of US$52 million, or 14%, primarily reflecting higher provisions in the consumer lending portfolios. PCL – performing was US$641 million, compared to US$36 million in the same period last year, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration, with the increase reflected in the commercial, credit card, and auto lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 1.33%, an increase of 81 bps.

Non-interest expenses for the period were US$2,428 million, an increase of US$71 million, or 3%, compared with the same period last year, reflecting increases in legal provisions, partially offset by productivity savings.

Income taxes reflect a recovery of US$48 million, compared to a provision of US$189 million in the same period last year, a decrease of US$237 million, primarily reflecting lower pre-tax income and changes to the estimated liability for uncertain tax positions, partially offset by higher provisions related to changes in tax law.

The efficiency ratio for the period was 57.3%, compared with 53.6%, for the same period last year.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 14

TABLE 9:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net interest income (TEB)	$493	$357	$262	$850	$435

Non-interest income	768	689	625	1,457	1,034
Total revenue	1,261	1,046	887	2,307	1,469
Provision for (recovery of) credit losses – impaired	194	52	–	246	–

Provision for (recovery of) credit losses – performing	180	(35)	(5)	145	2
Total provision for (recovery of) credit losses	374	17	(5)	391	2
Non-interest expenses	616	652	597	1,268	1,199

Provision for (recovery of) income taxes (TEB)	62	96	74	158	64
Net income (loss)	$209	$281	$221	$490	$204

Selected volumes and ratios
Trading-related revenue (TEB)	$625	$612	$411	$1,237	$662
Average gross lending portfolio (billions of Canadian dollars)[1]	65.5	55.1	48.0	60.3	48.5
Return on common equity[2]	10.4%	14.0%	12.5%	12.2%	5.6%

Efficiency ratio	48.9	62.3	67.3	55.0	81.6

Average number of full-time equivalent staff	4,549	4,517	4,502	4,533	4,490

[1]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was decreased to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Quarterly comparison – Q2 2020 vs. Q2 2019

Wholesale Banking net income for the quarter was $209 million, a decrease of $12 million, or 5%, compared with the second quarter last year, reflecting higher PCL, partially offset by higher revenue.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,261 million, an increase of $374 million, or 42%, compared with the second quarter last year, reflecting higher trading-related revenue from interest rate and foreign exchange trading and higher debt underwriting fees, partially offset by losses in equity trading in very volatile markets.

PCL for the quarter was $374 million, compared with a benefit of $5 million in the second quarter last year. PCL – impaired was $194 million reflecting credit migration largely in the oil & gas sector. PCL – performing was $180 million, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration.

Non-interest expenses were $616 million, an increase of $19 million, or 3%, compared with the second quarter last year, reflecting higher volume related expenses.

Quarterly comparison – Q2 2020 vs. Q1 2020

Wholesale Banking net income for the quarter was $209 million, a decrease in net income of $72 million, or 26%, compared with the prior quarter, reflecting higher PCL, partially offset by higher revenue and lower non-interest expenses.

Revenue for the quarter increased $215 million, or 21%, compared with the prior quarter, reflecting both higher other revenue and debt underwriting fees.

PCL for the quarter increased by $357 million, compared to the prior quarter. PCL – impaired was $194 million reflecting credit migration largely in the oil & gas sector. PCL – performing was $180 million, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration.

Non-interest expenses for the quarter decreased $36 million, or 6%, compared with the prior quarter, reflecting timing of employee-related costs.

Year-to-date comparison – Q2 2020 vs. Q2 2019

Wholesale Banking net income for the six months ended April 30, 2020 was $490 million, an increase of $286 million, compared with the same period last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses.

Revenue was $2,307 million, an increase of $838 million, or 57%, compared with the same period last year, reflecting higher trading-related revenue from interest rate and foreign exchange trading, and higher underwriting fees, partially offset by losses in equity trading in very volatile markets in the second quarter.

PCL was $391 million, an increase of $389 million, compared with the same period last year. PCL – impaired was $246 million reflecting credit migration largely in the oil & gas sector. PCL – performing was $145 million, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration.

Non-interest expenses were $1,268 million, an increase of $69 million, or 6%, compared with the same period last year, reflecting higher volume related expenses, and the impact of foreign exchange translation.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 15

TABLE 10:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net income (loss) – reported	$(202)	$(227)	$(161)	$(429)	$(353)
Adjustments for items of note[1]
Amortization of intangibles before income taxes	68	70	78	138	158

Less: impact of income taxes	9	11	12	20	25
Net income (loss) – adjusted	$(143)	$(168)	$(95)	$(311)	$(220)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(199)	$(179)	$(176)	$(378)	$(358)
Other	56	11	81	67	120

Non-controlling interests	–	–	–	–	18
Net income (loss) – adjusted	$(143)	$(168)	$(95)	$(311)	$(220)

Selected volumes

Average number of full-time equivalent staff	17,833	17,458	16,710	17,644	16,466

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q2 2020 vs. Q2 2019

Corporate segment’s reported net loss for the quarter was $202 million, compared with a reported net loss of $161 million in the second quarter last year. The $41 million increase primarily reflects a lower contribution from other items and higher net corporate expenses, partially offset by lower amortization of intangibles. Other items decreased $25 million primarily reflecting lower revenue from treasury and balance sheet management activities. Net corporate expenses increased $23 million as compared to the same period last year. Adjusted net loss was $143 million compared with an adjusted net loss of $95 million in the second quarter last year.

Quarterly comparison – Q2 2020 vs. Q1 2020

Corporate segment’s reported net loss for the quarter was $202 million, compared with a reported net loss of $227 million in the prior quarter. The $25 million decrease primarily reflects a higher contribution from other items, partially offset by higher net corporate expenses. Other items increased $45 million, primarily reflecting an unfavourable adjustment relating to hedge accounting in the prior quarter. Net corporate expenses increased $20 million as compared to the prior quarter. Adjusted net loss was $143 million compared with an adjusted net loss of $168 million in the prior quarter.

Year-to-date comparison – Q2 2020 vs. Q2 2019

Corporate segment’s reported net loss for the six months ended April 30, 2020 was $429 million, compared with a reported net loss of $353 million in the same period last year. The $76 million increase primarily reflects a smaller contribution from other items, higher net corporate expenses, and a contribution from non-controlling interests in the prior period. Other items decreased $53 million, largely reflecting lower revenue from treasury and balance sheet management activities and an unfavourable adjustment relating to hedge accounting in the current period. Net corporate expenses increased $20 million as compared to the same period last year. Adjusted net loss for the six months ended April 30, 2020 was $311 million, compared with an adjusted net loss of $220 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2020 • EARNINGS NEWS RELEASE	Page 16

SHAREHOLDER AND INVESTOR INFORMATION

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Transfer Agent:

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Access to Quarterly Results Materials

Interested investors, the media and others may view the second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 28, 2020. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank’s financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on May 28, 2020, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on May 28, 2020, until 11:59 p.m. ET on Friday, June 5, 2020 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 3336790#.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 14 million active online and mobile customers. TD had CDN$1.7 trillion in assets on April 30, 2020. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Julie Bellissimo, Manager, Media Relations, 416-965-6050

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